UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Reservoir Media, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

76119X105

(CUSIP Number)

IRENIC CAPITAL MANAGEMENT LP

767 Fifth Avenue, 15th Floor

New York, New York 10153

ANDREW FREEDMAN

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 24, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76119X105

1	NAME OF REPORTING PERSON

Irenic Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,736,307
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,736,307
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,736,307
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%
14	TYPE OF REPORTING PERSON

PN, IA

2

CUSIP No. 76119X105

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by the Reporting Person were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 4,736,307 Shares beneficially owned by the Reporting Person is approximately $29,950,886, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (c) are hereby amended and restated to read as follows:

(a)       See rows (11) and (13) of the cover page to this Amendment No. 2 for the aggregate number of Shares and percentage of Shares beneficially owned by the Reporting Person. The aggregate percentage of Shares reported beneficially owned by the Reporting Person is based upon 64,822,260 Shares outstanding as of February 5, 2024, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 7, 2024. As of the date hereof, the Reporting Person beneficially owned 4,736,307 Shares, constituting approximately 7.3% of the Shares outstanding.

(c)       The transactions in the Shares effected by the Reporting Person since the filing of Amendment No. 1 to the Schedule 13D, which were all in the open market, are set forth on Schedule A attached hereto.

3

CUSIP No. 76119X105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 26, 2024

Irenic Capital Management LP

By:	Irenic Capital Management GP LLC, its general partner

By:	/s/ Adam Katz
	Name:	Adam Katz
	Title:	Managing Member

4

CUSIP No. 76119X105

SCHEDULE A

Transactions in Securities of the Issuer Since the Filing of Amendment No. 1 to the Schedule 13D

Nature of the Transaction	Securities Purchased	Price Per Security ($)	Date of Purchase

IRENIC CAPITAL MANAGEMENT LP

Purchase of Common Stock	5,784	7.2299	03/06/2024
Purchase of Common Stock	13,495	7.2299	03/06/2024
Purchase of Common Stock	997	7.3369	03/12/2024
Purchase of Common Stock	2,328	7.3369	03/12/2024
Purchase of Common Stock	720	7.3721	03/14/2024
Purchase of Common Stock	1,680	7.3721	03/14/2024
Purchase of Common Stock	51	7.4500	03/20/2024
Purchase of Common Stock	119	7.4500	03/20/2024
Purchase of Common Stock	10,101	7.5317	03/21/2024
Purchase of Common Stock	23,569	7.5317	03/21/2024
Purchase of Common Stock	6,785	7.4954	03/22/2024
Purchase of Common Stock	15,831	7.4954	03/22/2024
Purchase of Common Stock	15,330	7.5164	03/25/2024
Purchase of Common Stock	35,770	7.5164	03/25/2024
Purchase of Common Stock	3,626	7.4926	03/25/2024
Purchase of Common Stock	8,462	7.4926	03/25/2024
Purchase of Common Stock	13,181	7.5946	03/26/2024
Purchase of Common Stock	30,756	7.5946	03/26/2024
Purchase of Common Stock	13,380	7.7500	04/15/2024
Purchase of Common Stock	31,220	7.7500	04/15/2024
Purchase of Common Stock	13,530	7.7000	04/15/2024
Purchase of Common Stock	31,570	7.7000	04/15/2024
Purchase of Common Stock	755	7.5432	04/15/2024
Purchase of Common Stock	1,762	7.5432	04/15/2024
Purchase of Common Stock	9,398	7.5200	04/16/2024
Purchase of Common Stock	21,929	7.5200	04/16/2024
Purchase of Common Stock	1,969	7.5721	04/17/2024
Purchase of Common Stock	4,594	7.5721	04/17/2024
Purchase of Common Stock	7,394	7.9072	04/18/2024
Purchase of Common Stock	17,253	7.9072	04/18/2024
Purchase of Common Stock	23,000	7.9968	04/19/2024
Purchase of Common Stock	16,940	8.0016	04/19/2024
Purchase of Common Stock	67,760	8.0016	04/19/2024
Purchase of Common Stock	28,220	7.9804	04/19/2024
Purchase of Common Stock	104,075	8.1283	04/22/2024
Purchase of Common Stock	518	8.2490	04/23/2024
Purchase of Common Stock	138,975	8.2456	04/24/2024
Purchase of Common Stock	20,813	8.3046	04/25/2024